                                  EXHIBIT 99a


                                                          THE DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME

--------------------------------------------------------------------------------

                                            Three Months Ended March 31
In thousands of dollars                --------------------------------------
 (except per share amounts)               1997           1996         Change
--------------------------------------------------------------------------------
REVENUES
Net sales                              $272,260       $277,227         - 2%
Other income                              4,224          2,175         +94%
                                       --------       --------
                                        276,484        279,402         - 1%

EXPENSES
Cost of sales                           175,302        182,525         - 4%
Marketing and administrative             57,050         56,237         + 1%
Research and development                 13,341         12,843         + 4%
Interest                                  4,809          5,366         -10%
                                       --------       --------

INCOME BEFORE TAXES                      25,982         22,431         +16%
Income taxes                              9,353          7,963         +17%
                                       --------       --------

INCOME BEFORE MINORITY INTERESTS         16,629         14,468         +15%
Minority interests                        3,757          3,320         +13%
                                       --------       --------

NET INCOME                             $ 12,872       $ 11,148         +15%
                                       ========       ========


NET INCOME PER SHARE                   $   0.55       $   0.46         +20%

DIVIDENDS DECLARED PER SHARE           $   0.24       $   0.22         + 9%

AVERAGE SHARES OUTSTANDING (000)         23,275         23,999         - 3%

-------------------------------------------------------------------------------

     See accompanying notes to the consolidated financial statements.

                                  EXHIBIT 99b

                                                          THE DEXTER CORPORATION
CONDENSED STATEMENT OF FINANCIAL POSITION
--------------------------------------------------------------------------------

In thousands of dollars                            MARCH 31        December 31     March 31
(except per share amounts)                           1997             1996           1996
---------------------------------------------------------------------------------------------
ASSETS
Cash and short-term securities                    $  62,120        $ 103,420        $ 57,222
Accounts receivable, net                            192,099          178,093         209,415
Inventories
    Materials and supplies                           58,662           58,290          58,057
    In process and finished                         116,721          110,457         128,152
    LIFO reserve                                    (19,403)         (19,836)        (23,886)
                                                  ---------        ---------        --------
                                                    155,980          148,911         162,323
Prepaid and deferred expenses                        34,395           29,987          35,045
                                                  ---------        ---------        --------
    Total current assets                            444,594          460,411         464,005

Property, plant and equipment, at cost, net         332,320          334,266         324,478
Excess of cost over net assets of
    businesses acquired                              80,366           71,906          79,744
Other assets                                         89,472           87,221          76,753
                                                  ---------        ---------        --------
                                                  $ 946,752        $ 953,804        $944,980
                                                  =========        =========        ========


LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                   $   5,500        $   5,111       $  25,119
Current installments of long-term debt               11,914           12,297          13,053
Accounts payable                                     97,904           91,855          90,792
Accrued liabilities and taxes                       103,416          101,691          89,850
Current environmental reserves                        2,117            1,358           1,364
Dividends payable                                     5,559            5,170           5,256
                                                  ---------        ---------        --------
    Total current liabilities                       226,410          217,482         225,434

Long-term debt                                      208,339          209,952         214,874
Deferred items                                       49,900           46,874          48,184
Long-term environmental reserves                     14,278           14,978          15,480
Minority interests                                   91,616           90,403          79,204

Shareholders' equity
    Common stock and paid-in capital                 36,925           36,495          35,172
    Retained earnings                               382,788          375,480         353,436
    Currency translation effects                    (16,791)          (2,187)         (2,222)
    Treasury stock                                  (46,713)         (35,673)        (24,582)
                                                  ---------        ---------        --------
        Total shareholders' equity                  356,209          374,115         361,804
                                                  ---------        ---------        --------
                                                  $ 946,752        $ 953,804        $944,980
                                                  =========        =========        ========


EQUITY PER SHARE                                  $   15.41        $  15.94         $  15.19


--------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

                                  EXHIBIT 99c

                                                          THE DEXTER CORPORATION

CONDENSED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                           Three Months Ended March 31
                                                          ----------------------------
In thousands of dollars                                        1997            1996
--------------------------------------------------------------------------------------
OPERATIONS
Net income                                                  $  12,872        $ 11,148
    Noncash items
        Depreciation and amortization                          10,993          11,438
        Income taxes not due                                    5,379           7,620
        Minority interests                                      3,757           3,320
        LIFO inventory credit                                    (433)           (823)
        Equity in net income of affiliates                     (2,351)           (638)
        Other                                                     402           1,344
Operating working capital increase                            (26,756)        (18,849)
                                                            ---------        --------
                                                                3,863          14,560
                                                            ---------        --------
INVESTMENTS
Property, plant and equipment                                 (11,629)        (10,116)
Acquisitions                                                  (17,002)         (7,203)
Joint ventures                                                   (449)            227
Proceeds from exercise of LTI stock options                       615             679
Other                                                           2,066            (503)
                                                            ---------        --------
                                                              (26,399)        (16,916)
                                                            ---------        --------
FINANCING
Long-term debt                                                   (705)           (914)
Short-term debt, net                                              605          11,546
Dividends paid                                                 (5,175)         (5,351)
LTI dividends paid to minority interest shareholders             (428)           (351)
Purchase of treasury stock                                    (11,317)        (10,279)
Other                                                              13            (256)
                                                            ---------        --------
                                                              (17,007)         (5,605)
                                                            ---------        --------
DECREASE IN CASH AND SHORT-TERM SECURITIES                  $ (39,543)       $ (7,961)
                                                            =========        ========


RECONCILIATION OF DECREASE  IN
   CASH AND SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period       $ 103,420        $ 65,542
Cash and short-term securities at end of period                62,120          57,222
                                                            ---------        --------
Decrease in cash and short-term securities
     per Statement of Financial Position                      (41,300)         (8,320)
Currency translation effects                                    1,757             359
                                                            ---------        --------
                                                            $ (39,543)       $ (7,961)
                                                            =========        ========

INTEREST PAID                                               $   3,715        $  4,216

TAXES PAID                                                  $   3,974        $    343

--------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                                  EXHIBIT 99d

                                                          THE DEXTER CORPORATION

NET SALES BY MARKET

-----------------------------------------------------------------------------
                                           Three Months Ended March 31
                                    -----------------------------------------
In thousands of dollars                 1997             1996          Change
-----------------------------------------------------------------------------

AEROSPACE                           $ 13,471         $ 12,027            +12%


ELECTRONICS                           49,831           49,456            + 1%


FOOD PACKAGING (1)                    64,824           67,381            - 4%


MEDICAL                              105,403           98,750            + 7%


OTHER (2)                             38,731           49,613            -22%
                                    --------         --------

CONSOLIDATED                        $272,260         $277,227            - 2%
                                    ========         ========

--------------------------------------------------------------------------------

(1) The effect of businesses acquired increased net sales to the Food Packaging market by $2.6 million, or 4%.

(2) The effect of businesses divested decreased net sales in the "Other" category by $9.1 million, or 18%.

                                   Exhibit 99e


                             The Dexter Corporation
                   Notes to Consolidated Financial Statements


Note 1 - In the opinion of company's management, the unaudited financial statements reflect adjustments of a normal recurring nature which are necessary to present a fair statement of the results for the interim periods. The notes to the consolidated financial statements including management's discussion in Part 1, Item 2 of this Form 10-Q are incorporated as part of these consolidated financial statements. The year-end condensed balance sheet data was derived from audited financial statements.

Note 2 - Net income per share figures in the consolidated Condensed Statement of Income are based on the weighted average number of shares outstanding as indicated for each period. No effect has been given to stock options or restricted stock awards outstanding as no material dilutive effect would result from the inclusion of these items.

               In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (the "Statement"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact is not expected to change the earnings per share for the first quarter ended March 31, 1997 and March 31, 1996. The impact of the Statement on the calculation of diluted earnings per share for these quarters is not expected to be material.

Note 3 - The following are included as components of Common Stock and Paid-in Capital.

COMMON STOCK & PAID-IN CAPITAL              MARCH 31,      DECEMBER 31,        MARCH 31,
(IN THOUSANDS OF DOLLARS)                      1997           1996               1996
------------------------------              ---------      ------------        ---------
Common stock                                 $24,984         $24,984            $24,984
Paid-in capital                               14,714          14,669             12,510
Unrealized losses on
  investments                                   (174)           (174)              (300)
Unearned compensation on
  restricted stock                            (2,395)         (2,780)            (1,549)
Pension liability adjustment                    (204)           (204)              (473)
                                             -------         -------            -------
                                             $36,925         $36,495            $35,172
                                             =======         =======            =======

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of The Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of The Dexter Corporation as of March 31, 1997 and 1996, and the related condensed statements of income and cash flows for the three month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of The Dexter Corporation as of December 31, 1996, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 4, 1997, we expressed an opinion which included an explanatory paragraph regarding the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS No. 123, "Accounting for Stock-Based Compensation" on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1996, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ Coopers & Lybrand L.L.P.
COOPERS & LYBRAND L.L.P.


Springfield, Massachusetts
April 10, 1997